

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 19, 2007

Mr. John P. Rielly
Chief Financial Officer
Hess Corporation
1185 Avenue of the Americas
New York, NY 10036

>   **Re: Hess Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed March 1, 2007**
>   **File No. 1-01204**

Dear Mr. Rielly:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Results

Exploration and Production, page 24

1.   Please reconcile for us the amounts reflected as Revenues in your tabular
        presentation with the amounts presented in your segment disclosures located on
        page 75 of your document.

Critical Accounting Policies and Estimates

Derivatives, page 36

2.   Please clarify for us your disclosure that indicates hedges are tested for
        effectiveness prospectively before they are executed and both prospectively and
        retrospectively on an on-going basis. Please refer to paragraphs 20(b) and 28(b)
        of SFAS 133.

Financial Statements

Statement of Consolidated Cash Flows, page 48

3.   We note your caption presented in the investing section of your statement that
        identifies amounts associated with Exploration and Production cash flows. Please
        tell us the nature and amounts of these cash flows that relate to production.
        Please also explain why you believe these amounts represent investing activities.

4.   Please remove your subtotal relating to capital expenditures within the investing
        section of your statement, as this presentation is not contemplated by SFAS 95.

Note 2 – Items Affecting the Comparability of Income, page 55

5.   Please tell us why you believe this disclosure is an appropriate note disclosure to
        your financial statements. We are unable to correlate the amounts presented in
        the note to the amounts presented in your Statement of Income.

Supplementary Oil and Gas Data

Cost incurred in Oil and Gas Producing Activities, page 78

6.   We note your caption that indicates "Production and development" costs incurred. Please refer to paragraph 21 of SFAS 69 and revise your disclosure to exclude any production costs reflected.

Engineering Comments

Business and Properties, page 2

Exploration and Production, page 2 and MD&A, page 20

7.   You cite a number of fields but include little production and no reserve information by field. Please revise your document to include the information required for extractive enterprises by Item 102 of Regulation S-K for individual properties.

Standardized Measure of Discounted Future Net Cash Flows, page 81

8.   Please revise your document to include separate line item disclosure for future operating costs and future development costs. As 40% of your reserves are undeveloped, it would appear that the future development costs are significant. See SFAS 69 paragraph 30b for reference.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer at (202) 551-3703 regarding comments on engineering matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief